REPORT ON BROKER DEALER EXEMPTION

For the year ended December 31, 2015

Edward Richardson, Jr., CPA
15565 Northland Suite 508 West
Southfield, MI. 48075

February 22, 2016

Board of Directors
V. M. Manning & Co., Inc.
211 E. Washington Street
Suite B
Greenville, SC 29601-2835

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

I have reviewed management's statements, included in the accompanying Representation Letter of Exemptions in which (1) V. M. Manning & Co., Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which V. M. Manning & Co., Inc. claimed an exemption from 17 C.F.R. § 15c3-3(k)(1), and (2) V. M. Manning & Co., Inc. stated that V. M. Manning & Co., Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. V. M. Manning & Co., Inc.'s management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about V. M. Manning & Co., Inc. compliance with the exemption provisions. A review is substantially less in scope that an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I'm not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Edward Richardson Jr CPA

Edward Richardson, Jr., CPA